SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                           SCHEDULE 13G

      Information Statement Pursuant to Rule 13d-1 and 13d-2

                          (Final Report)



                  FRONTIER INSURANCE GROUP, INC.
                         (Name of Issuer)



                           COMMON STOCK
                  (Title of Class of Securities)



                             359081106
                          (CUSIP number)



     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange At of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 359081106          SCHEDULE 13G             PAGE 2 OF 6
_________________________________________________________________

(1)  Names of Reporting Persons:  First Interstate Bancorp

     S.S. or I.R.S. Identification Nos. of Above Persons:
     95-1418530

(2)  Check the Appropriate Box if a Member of a Group (See
     Instructions)

     (a)

     (b)

(3)  SEC Use Only

(4)  Citizenship or Place of Organization:  Delaware

     Number of Shares
     Beneficially
     Owned by Each
     Reporting Persons
     With

(5)  Sole Voting Power:  90,013

(6)  Shared Voting Power:     5,290

(7)  Sole Dispositive Power:  0

(8)  Shared Dispositive Power:     1,500

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person:
95,303

(10) Check here if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

(11) Percent of Class Represented by Amount in Row 9:  0.743%








CUSIP NO. 359081106          SCHEDULE 13G             PAGE 3 OF 6
_________________________________________________________________

(12) Type of Reporting Person (See Instructions):  HC

Item 1(a).     Name of Issuer:  Frontier Insurance Group, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:
               196 Broadway
               Monticello, NY 12701


Item 2(a).     Name of Person Filing:  First Interstate Bancorp

Item 2(b). Address of Principal Business Office or, if none, residence:
               633 West 5th Street
               Los Angeles, California 90071

Item 2(c).     Citizenship:  Delaware

Item 2(d).     Title of Class of Securities:  Common Stock

Item 2(e).     CUSIP Number: 359081106

Item 3.        If this statement is filed pursuant to Rules 13d-
               1(b), or 13d-2(b), check whether the person filing is a:

          (a) [ ] Broker or Dealer registered under Section 15 of the Act;

          (b)  [ ] Bank as defined in Section 3(a)(6) of the Act;

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act;

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act;

          (e) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940;

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
               13d-1(b)(1)(ii)(F);

CUSIP NO. 359081106          SCHEDULE 13G             PAGE 4 OF 6
_________________________________________________________________

          (g)  [X]  Parent Holding Company, in accordance with
               Rule 13d-1(b)(ii)(G); See Item 7;

          (h)  [ ] Group, in accordance with Rule
               13-d1(b)(1)(ii)(H).

Item 4.   Ownership.

               If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

          (a)  Account Beneficially Owned:  0
          (b)  Percent of Class:  0.0%
          (c)  Number of shares as to which such person has:
               (i)  sole power to vote or to direct the vote:  0
              (ii)  shared power to vote or to direct the vote:  0
             (iii)  sole power to dispose or to direct the
                    disposition of:  0
              (iv) shared power to dispose or to direct the
                   disposition of:  0

               Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.   Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

               Instruction: Dissolution of a group requires a response to this item.

Item 6.   Ownership of More than Five Percent on Behalf of Another
          Person.



CUSIP NO. 359081106          SCHEDULE 13G             PAGE 5 OF 6
_________________________________________________________________

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
          Holding Company.

Item 8.   Identification and Classification of Members of the
          Group.

          Inapplicable.

Item 9.   Notice of Dissolution of a Group.

          Inapplicable.

Item 10.  Certification.

               By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     February 9, 1996

Signature:     By:  Wanda White

Name/Title:    Wanda White
               Assistant Vice President
               First Interstate Bancorp


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his/her authorized representative other than an executive officer or general partner


CUSIP NO. 359081106          SCHEDULE 13G             PAGE 6 OF 6
_________________________________________________________________

     of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his/her signature.

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)